MDS Inc. Announces Results of Share Buyback

Toronto, Canada, April 9, 2007 - MDS Inc. (NYSE:MDZ; TSX: MDS), a leading provider of products and services to the global life sciences markets, announced today the preliminary results of its substantial issuer bid, which expired at 5:00 p.m. EST on April 5, 2007.

Based on these results, MDS Inc. has accepted for purchase and cancellation 22,831,050 common shares at a purchase price of C$21.90 per share, totaling C$500 million in accordance with the terms of the bid. These shares represent 15.8 % of the common shares currently outstanding. After the planned repurchase, the number of common shares outstanding will be approximately 121.9 million.

Approximately 22.8 million common shares were tendered to the bid at prices at or below the purchase price of $21.90 per share. After the purchase of odd lots, the common shares will be taken up on a pro rata basis such that shareholders, who deposited common shares at or below the purchase price of $21.90 per share, will have approximately 99.9% of the common shares they tendered purchased for cancellation.

Payment and settlement will be effected by Clearing Depository Services in accordance with its settlement procedures and the terms of the bid commencing on or about April 13, 2007.

Tax Information

For Canadian tax purposes a deemed dividend of $16.75 per share would arise on this share buyback. For the enhanced dividend tax credit under subsection 89(14) of the Income Tax Act (Canada) and for any corresponding provincial legislation, MDS designates $16.71 per share as an "eligible dividend" with the remaining $0.04 per share representing a "non-eligible dividend”.

For purposes of subsection 191(4) of the Income Tax Act (Canada), the specified amount in respect of the shares purchased under this buyback is $21.76.

RBC Capital Markets acted as dealer manager and financial advisor in connection with the substantial issuer bid.

About MDS Inc.

MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 6,200 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

For further information contact:

Investors:
Sharon Mathers
Senior Vice-President, Investor Relations and External Communications
MDS Inc.
(416) 675-6777 x 34721
sharon.mathers@mdsinc.com

Media:
Catherine Melville
Director, External Communications
MDS Inc.
(416) 675-6777 x 32265
catherine.melville@mdsinc.com